PREMIUM NICKEL RESOURCES LTD. ANNOUNCES EXTENSION OF
CAD $7 MILLION PROMISSORY NOTE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Ontario, March 17, 2023 - Premium Nickel Resources Ltd. (TSXV: PNRL) ("PNRL" or the "Company") announces that it has entered into an amended and restated promissory note (the "A&R Promissory Note") extending the maturity of its previously issued CAD $7 million promissory note from March 22, 2023 to November 24, 2023 (the "Extension"). The promissory note is held by Pinnacle Island LP, an arm's-length limited partnership formed under the laws of the Province of Ontario (the "Lender"). All other terms of the promissory note remain as previously announced (see news release of the Company dated November 21, 2022).

In connection with the Extension and entry into of the A&R Promissory Note, the Company paid an amendment and restatement fee of CAD $225,000 and issued 350,000 non-transferrable common share purchase warrants (the "Warrants") to the Lender. Each Warrant is exercisable to acquire one common share of the Company (the "Common Shares") at a price of CAD $1.75 per Common Share for a period of one year from date of the A&R Promissory Note. In connection with the Extension and issuance of the Warrants, the 119,229 common share purchase warrants previously issued to the Lender in connection with the initial issuance of the promissory note have been cancelled concurrently with the Extension.

The Warrants and any Common Shares issuable on exercise of the Warrants are subject to a statutory four-month hold period under applicable Canadian securities laws from the date of issue.

The Extension, A&R Promissory Note and the Warrants are subject to the final acceptance of the TSX Venture Exchange.

In addition, further to the news release of the Company on February 24, 2023 announcing the closing of PNRL's CAD $7.8 million "best efforts" brokered private placement (the "Private Placement"), the Company wishes to confirm that a total of 221,448 broker warrants were issued to the agents of the Private Placement. For further details of the Private Placement, please refer to the material change report dated March 6, 2023, which is available on SEDAR (www.sedar.com) under the Company's issuer profile.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that focuses on discovering and advancing high-quality nickel, copper and cobalt resources. We are driven by our belief that the demand for these metals will continue to grow in the medium to long term, as a result of global urbanization and the increasing adoption of electric motors over internal combustion engines. These metals are vital for achieving a low-carbon future.

Our global strategy is to identify the most promising Ni-Cu-Co-PGE projects and acquire or invest in opportunities that offer high prospectivity in mining friendly jurisdictions located in low-risk countries with supportive foreign investment and resource acts as well as rule-of-law. Our portfolio includes various global projects (Botswana, Greenland, Canada and Morocco) that complement our flagship Selebi Ni-Cu-Co sulphide mine located in Selebi-Phikwe, Botswana.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has collectively worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like Selebi and Selkirk. PNRL's team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President Business Development

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Statements:

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation based on expectations, estimates and projections as at the date of this news release. Forward-looking information involves risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking information in this news release includes, but is not limited to, the ability of the Company to fund the repayment of the A&R Promissory Note; the timing and ability of the Company (if at all) to obtain the final approval of the Extension from the TSX Venture Exchange; objectives, goals or future plans of the Company including the proposed advancement of the Selebi Mine. Factors that could cause actual results to differ materially from such forward-looking information include, but are not limited to, successful negotiation of documents; capital and operating costs varying significantly from estimates; the preliminary nature of metallurgical test results; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; inflation; fluctuations in commodity prices; delays in the development of projects; the other risks involved in the mineral exploration and development industry; and those risks set out in the Company's public disclosure record on SEDAR (www.sedar.com) under the Company's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.